BB

SECUR 02021372 MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 53038

SEC MAIL PROCESSING RECEIVED FEB 27 2002 WASH. D.C. 354 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 2, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Municipal Capital Markets Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5429 LBJ Freeway, Suite 650
(No. and Street)

Dallas	TX	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James E. Craft (972) 386-6264
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — *if individual, state last, first, middle name*)

1717 Main Street, Suite 500	Dallas	TX	75201
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/18/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James E. Craft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Municipal Capital Markets Group, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Senior Vice President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements, Schedules and Report of Independent Certified Public Accountants

Municipal Capital Markets Group, Inc.

December 31, 2001

Report of Independent Certified Public Accountants

Board of Directors
Municipal Capital Markets Group, Inc.

We have audited the statement of financial condition of Municipal Capital Markets Group, Inc. as of December 31, 2001, and the related statements of operations, stockholders' equity and cash flows for the period from March 2, 2001, through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Municipal Capital Markets Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the period from March 2, 2001, through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements referred to above, taken as a whole. The following supplemental schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission:

- Computation of Net Capital Under Rule 15c3-1 (Schedule 1)
- Compliance with Rule 15c3-3 (Schedule 2)

These schedules have been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
January 11, 2002

Suite 500
1717 Main Street
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Municipal Capital Markets Group, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$ 259,666
Receivable from broker	25,127
Office equipment, net of accumulated depreciation of $8,696	8,696
Prepaid expenses and deposits	8,655
Goodwill, net of accumulated amortization of $38,333	391,000
	$ 693,144

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 1,285
Stockholders' equity	
Common stock - authorized, 1,000,000 shares of $1 par value; issued and outstanding, 1,000 shares	1,000
Additional contributed capital	869,802
Accumulated deficit	(178,943)
Total stockholders' equity	691,859
	$ 693,144

The accompanying notes are an integral part of this statement.

Municipal Capital Markets Group, Inc.

STATEMENT OF OPERATIONS

Period from March 2, 2001, through December 31, 2001

Revenues		
Underwriting and advisory fee income		$1,221,471
Mutual fund commissions		183,891
Interest and other income		3,175
		1,408,537
Operating expenses		
Commissions, salaries and benefits	$967,784	
Underwriting expenses	150,839	
Mutual fund expense	137,739	
Occupancy	95,159	
Depreciation and amortization	47,029	
Other	188,930	1,587,480
NET LOSS		$ (178,943)

The accompanying notes are an integral part of this statement.

Municipal Capital Markets Group, Inc.

STATEMENT OF STOCKHOLDERS' EQUITY

Period from March 2, 2001, through December 31, 2001

	Common stock		Additional contributed capital	Accumulated deficit	Total stockholders' equity
	Shares	Amount			
Balances at March 2, 2001	-	$ -	$ -	$ -	$ -
Contributions from stockholders	1,000	1,000	869,802	-	870,802
Net loss	-	-	-	(178,943)	(178,943)
Balances at December 31, 2001	1,000	$1,000	$869,802	$(178,943)	$ 691,859

The accompanying notes are an integral part of this statement.

Municipal Capital Markets Group, Inc.

STATEMENT OF CASH FLOWS

Period from March 2, 2001, through December 31, 2001

Cash flows from operating activities	
Net loss	$(178,943)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	47,029
Changes in operating assets and liabilities	
Receivable from broker	(25,127)
Accounts payable and accrued expenses	1,285
Net cash used in operating activities	(155,756)
Cash flows from financing activities	
Contributions from stockholders	415,422
Net increase in cash and cash equivalents	259,666
Cash and cash equivalents at March 2, 2001	-
Cash and cash equivalents at December 31, 2001	$ 259,666

Noncash investing and financing activities

During the period ended December 31, 2001, the stockholders made contributions to capital consisting of office equipment, prepaid expenses and goodwill in the aggregate amount of $455,380.

The accompanying notes are an integral part of this statement.

Municipal Capital Markets Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Municipal Capital Markets Group, Inc. (the Company) is registered with the Securities and Exchange Commission as a securities broker/dealer. Its primary activity is underwriting tax-exempt bond issues for entities throughout the United States. A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

Cash Equivalents

For purposes of the statement of cash flows, all highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Depreciation and Amortization

Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable or amortizable assets to operations over their estimated service lives. Equipment is being depreciated by the straight-line method over three years. Goodwill is being amortized by the straight-line method over ten years.

In June 2001, the Financial Accounting Standards Board approved for issuance Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Intangible Assets*, which clarifies the accounting for impairments to purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but will be tested for impairment annually and also in the event of an impairment indicator. SFAS 142 is effective for fiscal years beginning after December 31, 2001. The adoption of SFAS 142 will decrease amortization expense and increase annual operating income by approximately $46,000.

Income Taxes

The Company has elected S Corporation status under the Internal Revenue Code, which provides for profits and losses of the Company to be recognized on the stockholders' personal income tax returns for Federal income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Municipal Capital Markets Group, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2001

NOTE B - REORGANIZATON

The Company commenced operations on March 2, 2001, at which time the Company's stockholders contributed the business and assets of Unicapital Securities Corp (Unicapital). The assets were recorded at Unicapital's carrying value at that date, because the companies were under common control.

NOTE C - NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such rule. Under the above rules, the Company's "aggregate indebtedness," as defined, cannot exceed 1500% of its "net capital," as defined, and net capital must be no less than $100,000. Net capital and the related percentage may fluctuate on a daily basis. At December 31, 2001, net capital was $283,508, and the percentage of aggregate indebtedness to net capital was 0.5%. Net capital in excess of requirements was $183,508.

NOTE D - SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at December 31, 2001, or at any time during the period then ended.

NOTE E - OPERATING LEASE

The Company conducts its operations in leased premises under noncancelable operating leases expiring through June 2004. At December 31, 2001, minimum future rental payments under leases with initial lease terms greater than one year are as follows:

2002	$ 52,126
2003	53,353
2004	26,983
	$132,462

Rent expense under all operating leases was approximately $95,000 for the period ended December 31, 2001.

NOTE F - RELATED PARTY TRANSACTION

During the period ended December 31, 2001, the Company sold assets to a stockholder at the Company's cost of approximately $29,000. No gain or loss was recognized.

Municipal Capital Markets Group, Inc.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1

December 31, 2001

Aggregate indebtedness	$ 1,285
Net capital	
Stockholders' equity	$ 691,859
Deductions and/or charges	
Goodwill	(391,000)
Furniture and office equipment	(8,696)
Prepaid expenses and deposits	(8,655)
Net capital	283,508
Required net capital	100,000
Excess net capital	$ 183,508
Percentage of aggregate indebtedness to net capital	0.5%

Note - There are no material differences between the net capital computation above and the one included in the Company's amended December 31, 2001 unaudited FOCUS report.

Municipal Capital Markets Group, Inc.

COMPLIANCE WITH RULE 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(i).

Grant Thornton

www.grantthornton.com

Grant Thornton LLP
US Member of
Grant Thornton International

Independent Certified Public Accountants' Report on Internal Accounting Control

Municipal Capital Markets Group, Inc.

December 31, 2001

Accountants and Management Consultants

Grant Thornton

Report of Independent Certified Public Accountants

Board of Directors
Municipal Capital Markets Group, Inc.

In planning and performing our audit of the financial statements of Municipal Capital Markets Group, Inc. for the period from March 2, 2001 through December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Municipal Capital Markets Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the

Suite 500
1717 Main Street
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Grant Thornton

specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above, and no facts came to our attention that the conditions for exemption from Rule 15c3-3 had not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Grant Thornton LLP

Dallas, Texas
January 11, 2002

Grant Thornton

www.grantthornton.com